

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 16, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Broadstone Net Lease, Inc., under the Exchange Act of 1934.

- Class A Common Stock, $0.00025 par value per share
- Common Stock, $0.00025 par value per share

Sincerely,